FIFTH SUPPLEMENTAL INDENTURE

     SUPPLEMENTAL INDENTURE, dated as of May 23, 2013 (this “Supplemental Indenture”), to the Indenture, dated as of April 1, 1998, as supplemented to date, between Meritor, Inc., an Indiana corporation (“Meritor” or the “Company”) (successor to Meritor Automotive, Inc.), having its principal office at 2135 West Maple Road, Troy, Michigan 48084-7186, and The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (as successor to BNY Midwest Trust Company as successor to The Chase Manhattan Bank), a national association, as Trustee (the “Trustee”), having its corporate trust office at 2 N. LaSalle Street, Suite 1020, Chicago, Illinois 60602 (as so supplemented, the “Indenture”).

     WHEREAS, pursuant to Section 3.01 of the Indenture, Meritor may establish, at its option, the form, terms and provisions of a series of Securities to be issued under the Indenture in one or more supplemental indentures to the Indenture; and

     WHEREAS, Meritor has issued its 8-1/8% Notes due 2015 (the “2015 Notes”) pursuant to the Indenture; and

     WHEREAS, Meritor has offered to purchase for cash any and all of the outstanding 2015 Notes (the “Offer and Consent Solicitation”); and

     WHEREAS, in connection with the Offer and Consent Solicitation, Meritor has requested that Holders of the 2015 Notes deliver their consents with respect to the deletion of certain provisions of the Indenture set forth in Article II hereof (the “Amendments”); and

     WHEREAS, Section 9.02 of the Indenture provides that Meritor and the Trustee may, with the consent of the Holders of not less than a majority in principal amount of the Outstanding 2015 Notes, supplement the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders of the 2015 Notes under the Indenture; and

     WHEREAS, the Holders of not less than a majority in principal amount of the Outstanding 2015 Notes have duly consented to the proposed modifications set forth in this Supplemental Indenture in accordance with Section 9.02 of the Indenture; and

     WHEREAS, Meritor has heretofore delivered, or is delivering contemporaneously herewith, to the Trustee (i) a copy of resolutions of the Offering Committee of the Board of Directors of Meritor authorizing the execution of this Supplemental Indenture, (ii) evidence of the consent of the Holders set forth in the immediately preceding paragraph and (iii) the Opinion of Counsel described in Section 9.03 of the Indenture; and

     WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplemental Indenture and to make this Supplemental Indenture valid and binding have been complied with or performed.

     NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH SOLELY WITH RESPECT TO THE 2015 NOTES:

ARTICLE 1
DEFINITIONS

     Section 1.01. Defined Terms; References. Unless otherwise specifically defined herein, each term used herein that is defined in the Indenture has the meaning assigned to such term in the Indenture. Each reference to “hereof”, “hereunder”, “herein” and “hereby” and each other similar reference and each reference to “this Indenture” and each other similar reference contained in the Indenture shall, after this Supplemental Indenture becomes effective, refer to the Indenture as amended hereby.

ARTICLE 2
AMENDMENTS

     Section 2.01. Amendments.

     (a) Subject to Section 3.01 hereof, the Indenture is hereby amended by deleting in their entireties Sections 5.01(d), 5.01(e), 10.05, 10.06 and Article Eight and, in each case, inserting the words “Intentionally Omitted” in lieu thereof.

     (b) Effective upon such amendment, none of the Company, the Trustee or other parties to or beneficiaries of the Indenture shall have any rights, obligations or liabilities under such Article or Sections and such Article or Sections shall not be considered in determining whether an Event of Default has occurred or whether the Company has observed, performed or complied with the provisions of the Indenture.

     Section 2.02. Definitions; References. Subject to Section 3.01 hereof, the Indenture is hereby amended by deleting any definitions from the Indenture with respect to which references would be eliminated as a result of the amendments of the Indenture pursuant to Section 2.01(a) hereof. To the extent any Article, Section, definition or paragraph of the Indenture has been deleted from the Indenture pursuant to Article 2 of this Supplemental Indenture, any reference in any provision of the Indenture or any Note to such Article, Section, definition or paragraph shall be disregarded in, and be deemed eliminated from, such provisions.

ARTICLE 3
EFFECT; EFFECTIVENESS; RATIFICATION

     Section 3.01. Effect of Supplemental Indenture. Except as amended hereby, all of the terms of the Indenture shall remain and continue in full force and effect and are hereby confirmed in all respects. From and after the date of this Supplemental Indenture, all references to the Indenture (whether in the Indenture or in any other agreements, documents or instruments) shall be deemed to be references to the Indenture as amended and supplemented by this Supplemental Indenture.

     Section 3.02. Effectiveness. The provisions of this Supplemental Indenture shall be effective upon execution and delivery of this instrument by the parties hereto. Notwithstanding the foregoing sentence, the Amendments shall become operative only at such time when at least a majority in principal amount of the Outstanding 2015 Notes are accepted for purchase by the Company pursuant to the Offer and Consent Solicitation.

     Section 3.03. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture and the 2015 Notes issued thereunder are in all respects ratified and confirmed, and all of the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture is executed as, and shall constitute an indenture supplemental to the Indenture and shall be construed in connection with and form a part of the Indenture for all purposes, and every Holder of 2015 Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

ARTICLE 4
MISCELLANEOUS PROVISIONS

     Section 4.01. Concerning the Trustee. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture. The recitals and statements herein are deemed to be those of Meritor and not of the Trustee.

     Section 4.02. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to its conflicts of law principles.

     Section 4.03. Separability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     Section 4.04. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which will be deemed to be an original, but all such counterparts together will constitute one and the same instrument.

     Section 4.05. Indemnity. Pursuant to the provisions of Section 6.07 of the Indenture, the Company hereby agrees to indemnify the Trustee in connection with its entering into this Supplemental Indenture.

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

MERITOR, INC.

By:	/s/ Carl D. Anderson, II
	Name:	Carl D. Anderson, II
	Title:	Vice President and Treasurer

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.,
as Trustee

By:	/s/ Lawrence M. Kusch
	Name:	Lawrence M. Kusch
	Title:	Vice President

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